14008671

No Act
PE 12/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 22 2014

Washington, DC 20549

December 22, 2014

Act: 1934
Section: 14a-8 (DDS)
Rule:
Public
Availability: 12-22-14

Atiba D. Adams
Pfizer Inc.
atiba.d.adams@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 11, 2014

Dear Mr. Adams:

This is in response to your letter dated December 11, 2014 concerning the shareholder proposal submitted to Pfizer by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 16, 2014 and December 21, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 11, 2014

The proposal requests that the board adopt a policy that the chairman be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Pfizer, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2014 company request concerning this rule 14a-8 proposal.

It now seems that the company must prove that to "require" directors to "own" $687,500 of stock is not a "financial connection" to "the directorship."

This is the resolved statement:

[PFE: Rule 14a-8 Proposal, November 9, 2014]
Proposal 4 – Independent Board Chairman
Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Atiba D. Adams <Atiba.D.Adams@Pfizer.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2014 company request concerning this rule 14a-8 proposal.

Attached is the Staff Reply Letter in *Mylan Inc.* (January 16, 2014) and the proposal submitted to Mylan. The resolved text in Mylan is similar to the resolved text in this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Atiba D. Adams <Atiba.D.Adams@Pfizer.com>

January 16, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated December 20, 2013

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship.

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal and the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

INDEPENDENT BOARD CHAIR

RESOLVED: Shareholders of Mylan, Inc. request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the corporation or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

SUPPORTING STATEMENT

At present, the Company has an executive chairman of the board who is the former CEO of the company. The board is obligated to exercise independent oversight of the CEO and management and to protect the interests of shareholders. As Executive Chairman, Mr. Coury is expected to have a close working relationship with senior executives, many of whom he hired as part of his management team while CEO, which can compromise his independence and objectivity.

Keeping a former CEO on the board may delay the maximization of shareholder value and negatively impact corporate performance (see The Conference Board, "Retaining Former CEOs on the Board," and Quigley and Hambrick, "When the Former CEO Stays on as Board Chair"). The presence of former CEOs, who tend to remain significantly involved in running the company, makes it difficult for a new CEO to review and change past strategies. With former CEOs remaining on the board for an average of five years, this can cause a significant delay in maximizing shareholder value.

We believe an independent board leadership structure is in the best interest of shareholders and the company to avoid potential conflicts and maximize shareholder value. If the board believes the company's former CEO can contribute valuable skills and experience necessary for a transition period, it can retain him as a consultant. Additionally, the company continues to receive significant vote against say on pay – a strong indication that independent oversight is needed.

Board leadership structure in the U.S. is slowly trending towards an independent chairperson. Twenty-one percent of S&P 500 companies now have an independent chair compared to 9% in 2003 (Spencer Stuart Board Index). Approximately 73% of directors on boards with an independent chairperson believe that their companies benefited from the split (Survey, 2008 Public US National Association of Corporate Directors) and more that 88% of senior financial executives believe the positions should be separated (Grant Thornton, 2009 Survey).

Despite these strides, the U.S. lags the rest of the world in adopting this best practice. Companies with independent board chairs comprise 76% of FTSE 100 index in the United Kingdom, 55% of the Toronto Stock Exchange 60, and 50% for German DAX 30 index, according to findings by Deloitte (Board Leadership: A Global Perspective, 2011).

The proposal received a strong 41% support last year, up from 35% in 2012. We urge shareholders to vote for the proposal.

[PFE: Rule 14a-8 Proposal, November 9, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

The Lead Director practice may not be working at Pfizer because our Lead Director, George Lorch, may be overextended elsewhere since he had director responsibilities at 5 public companies. Furthermore these 5 companies included Autoliv Inc. (ALV) which received a F-rating in the Environmental, Social and Governance (ESG) category from GMI Ratings, an independent investment research firm. The 5 companies also included WPX Energy Inc (WPX) which received a D-rating in the ESG category. Mr. Lorch also headed the Governance and Nominating Committees at both these D and F rated companies.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Atiba D. Adams
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 2782 Fax +1 212 338 1579
atiba.d.adams@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 11, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner ("Mr. Steiner"), with John Chevedden ("Mr. Chevedden") and/or his designee authorized to act as Mr. Steiner's proxy (Mr. Steiner and Mr. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2015 proxy materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading; and
- Rule 14a-8(i)(6) because Pfizer lacks the power or authority to implement the Proposal.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by email on November 9, 2014, and received a letter from TD Ameritrade, dated November 11, 2014, verifying Mr. Steiner's stock ownership as of such date. Copies of the Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of shareholder proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff concurred that such proposals were impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Jan. 10, 2013) (Steiner) (same); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred with the exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to the company. The Staff agreed that, as applied to Abbott, the proposal was vague and indefinite and the term "connection" was so broad that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *Abbott*, it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case, the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares pursuant to stock ownership guidelines.

The Proposal in this instance, as applied to Pfizer, suffers from the same defect as the proposal in *Abbott*. The Proposal attempts to define an independent director as someone whose directorship constitutes his or her only "nontrivial professional, familial or financial connection to the company or its CEO." However, Pfizer's non-employee directors are subject to Pfizer's stock ownership guidelines, which require each non-employee director, subject to certain transition periods, to own five times the cash board retainer (currently $137,500 x 5 = $687,500) of Pfizer stock. Consistent with the expectations of shareholders, the intention of the stock ownership guidelines is to *ensure* a nontrivial financial connection between the directors and Pfizer. In fact, many directors of Pfizer hold common stock and restricted stock units of Pfizer well in excess of the minimum amounts required by the stock ownership guidelines. As a result, it cannot be determined whether under the Proposal (if adopted) all of Pfizer's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have decidedly "nontrivial . . . financial connections" to Pfizer. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors, and the Proposal offers no guidance to address or resolve this ambiguity.

In addition, the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff permitted the exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations. Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with Pfizer's stock ownership guidelines from serving as Chairman or, alternatively, could require any Chairman to dispose of Pfizer shares and lack any meaningful financial connection to Pfizer. As a result, any action taken by Pfizer to implement the Proposal, *e.g.*, prohibiting directors from owning nontrivial amounts of Pfizer stock, could be significantly different from the actions envisioned by shareholders.

Accordingly, Pfizer believes that the Proposal, as applied to Pfizer, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(6) Because Pfizer Lacks the Power or Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company would lack the power or authority to implement the proposal. Pfizer believes that the Proposal is excludable under Rule 14a-8(i)(6) because Pfizer cannot guarantee that a Chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times, and the Proposal does not provide a clear and adequate opportunity or mechanism for Pfizer to cure a violation of the standard requested in the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff set forth its view that a proposal may be excluded from a company's proxy materials if it would require that a company's chairman or any other director maintain independence at all times and does not provide the board with an opportunity or a mechanism to cure a violation of the standard in the proposal. In addition, the Staff has consistently permitted the exclusion of such proposals. *See, e.g., Time Warner Inc.* (Jan. 26, 2010, *recon. denied* Mar. 23, 2010), *Exxon Mobil Corp.* (Jan. 21, 2010, *recon. denied* Mar. 23, 2010); *First Mariner Bancorp* (Jan. 8, 2010, *recon. denied* Mar. 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal").

The Proposal requires that an independent director not have any "nontrivial . . . financial connection" to Pfizer or its CEO other than his or her directorship. Under this standard, any Pfizer non-employee director who is in compliance with Pfizer's stock ownership guidelines would not be considered independent because he or she will own shares of Pfizer common stock and/or restricted stock units with a value of at least five times his or her cash retainer (currently $137,500 x 5 = $687,500), a "nontrivial . . . financial connection" to Pfizer. Moreover, because Pfizer's stock ownership guidelines establish a minimum level of ownership based on dollar value, it is possible that an increase in the price of Pfizer common stock may result in all directors owning shares of Pfizer common stock and/or restricted stock units well in excess of the minimum stock ownership requirements, making the "financial connection" to Pfizer that much more "nontrivial" and thereby failing to satisfy the independence standard requested under the Proposal. Similarly, even if the Chairman of the Board were independent under the standard requested in the Proposal (*e.g.*, the Chairman was not yet in compliance with the stock ownership guidelines), it is possible that such director would be deemed not independent once he or she came into compliance and the value of the shares and/or restricted stock units increased, creating an impermissible "nontrivial . . . financial connection" to Pfizer. Accordingly, the Proposal presents the same defect cited in the foregoing no-action letters in that it is not within the power of Pfizer or its board to ensure that the Chairman remain independent at all times and that the Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested.

We are aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g., The Walt Disney Co.* (Nov. 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the independence standard and cure mechanism in the Proposal. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. In contrast, the independence standard in the Proposal is vague and indefinite, as applied to Pfizer, particularly as it relates to the meaning of "nontrivial . . . financial connections," such that determining whether or not the Chairman remained independent could depend on circumstances outside of the director's or Pfizer's control, *e.g.*, fluctuations in the price of Pfizer common stock. Moreover, the cure mechanism allows for departure from the Proposal only under "extraordinary circumstances such as the unexpected resignation of the chair." It is entirely unclear whether the situation and potential noncompliance described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Accordingly, the cure mechanism is unclear and fails to adequately address violations of the independence standard under the Proposal as described above.

Because the Proposal would require the Chairman to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for Pfizer to cure a violation of the standard requested in the Proposal, Pfizer believes that the Proposal may be excluded from its 2015 proxy materials pursuant to Rule 14a-8(i)(6).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2015 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-2782 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Atiba D. Adams

Enclosures

cc: John Chevedden

EXHIBIT A

(see attached)

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Matthew Lepore
Corporate Secretary
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
PH: 212-733-7513
FX: 212-573-1853

Dear Mr. Lepore,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10-13-14
Date

cc: Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, November 9, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

The Lead Director practice may not be working at Pfizer because our Lead Director, George Lorch, may be overextended elsewhere since he had director responsibilities at 5 public companies. Furthermore these 5 companies included Autoliv Inc. (ALV) which received a F-rating in the Environmental, Social and Governance (ESG) category from GMI Ratings, an independent investment research firm. The 5 companies also included WPX Energy Inc (WPX) which received a D-rating in the ESG category. Mr. Lorch also headed the Governance and Nominating Committees at both these D and F rated companies.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any demand for such text could be deemed misleading and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TD Ameritrade

PFE

Post-it® Fax Note 7671

Date 11-13-14	# of pages ▸
To Suzanne Rolon	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-573-1853	Fax #

11/11/2014

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188.

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Textron Inc (TXT)
Nasdaq OMX Group (NDAQ)
AT&T (T)
Pfizer Inc (PFE)
General Electric (GE)
Citigroup (C)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

RECEIVED
NOV 13 2014
PFIZER CORPORATE GOVERNANCE DEPT